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                                                                       EXHIBIT 8

              [BRUNINI, GRANTHAM, GROWER & HEWES, PLLC LETTERHEAD]

                              ______________, 2001

Board of Directors Trustmark Corporation
248 East Capitol Street, Suite 300
Jackson, Mississippi  39201

Board of Directors and Shareholders Barret Bancorp, Inc.

          Re: Merger Agreement by and among Trustmark Corporation, Trustmark National Bank, Barret Bancorp, Inc., Peoples Bank and Somerville Bank & Trust Company

Gentlemen:

      We have acted as counsel to Trustmark Corporation, a Mississippi corporation and registered bank holding company ("Trustmark"), and Trustmark National Bank, a national banking association ("Trustmark Bank"), in connection with the proposed Merger (the "Merger") of Barret Bancorp, Inc. ("Barret"), a Tennessee corporation, with Trustmark under the charter of Trustmark and the merger of Peoples Bank ("Peoples") with Trustmark Bank under the charter of Trustmark Bank (the "Bank Merger") pursuant to the terms of the Merger Agreement dated as of December 12, 2000 (the "Merger Agreement"), by and among Trustmark, Trustmark Bank, Barret, Peoples and Somerville Bank & Trust Company ("Somerville"), each as described in the Registration Statement on Form S-4 filed by Trustmark with the Securities and Exchange Commission (the "Registration Statement"). All capitalized terms, unless otherwise specified, have the meanings assigned to them in the Registration Statement.

      In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of
(i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinions set forth below, we have relied upon certain written representations and covenants of Trustmark and Trustmark Bank, Barret and Barret's shareholders.

      In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. The following opinion is based upon the foregoing authorities as existing on the date of this opinion. In addition, any change in the facts and assumptions upon which this opinion is based could modify the conclusions reached herein.

      Our opinion covers only the matters expressly set forth herein, and no opinions should be inferred as to any other matters or as to any other tax aspects of the above-described transactions that are not specifically addressed.

      Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under
Section 368(a)(1)(A) of the Code and the Bank Merger will, under current law, constitute a tax-free reorganization under both Sections 368(a)(1)(A) and 368(a)(1)(D). It is further our opinion that Trustmark and Barret will be parties to the Merger and Trustmark Bank and Peoples will each be a party to the Bank Merger.

      As a tax-free reorganization, the Merger and the Bank Merger will have the following Federal income tax consequences for Barret and its shareholders and Trustmark and Trustmark Bank:

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        1. No gain or loss will be recognized by the holders of the common stock of Barret as a result of the exchange of such shares for shares of Trustmark common stock ("Trustmark Common Stock") pursuant to the Merger. Cash received by any Barret shareholder as a consequence of the election to do so or as a consequence of perfecting dissenters' rights of appraisal with respect to their Barret shares will be treated as having been received by such shareholders as a distribution in redemption of his or her stock, subject to the provisions and limitations of Code Section 302. The payment of cash in lieu of fractional share interests will be treated as if the shares were distributed as part of the exchange and then were redeemed by Trustmark. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, subject to the provisions and limitations of Code Section 302.

        2. The tax basis of the shares of Trustmark Common Stock received by shareholders of Barret will equal the tax basis of such shareholder's shares of Barret (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger, decreased by the amount of cash received by the shareholder and increased by the amount which was treated as a dividend and the amount of any gain recognized on the exchange and not treated as a dividend.

        3. The holding period for the shares of Trustmark Common Stock received by each shareholder of Barret will include the holding period for the shares of Barret exchanged in the Merger, provided that the shares of Barret stock is held as a capital asset in the hands of such shareholder of Barret on the effective date of the Merger.

        4. No gain or loss will be recognized by Trustmark or by Barret on the transfer of all of Barret's assets to Trustmark in exchange for the Common Stock (distributed to the Barret shareholders) and the assumption by Trustmark of the liabilities of Barret and the liabilities to which the transferred assets are subject.

        5. No gain or loss will be recognized by Trustmark Bank or by Peoples on the transfer of all of Peoples' assets to Trustmark Bank in the Bank Merger and the assumption by Trustmark Bank of the liabilities of Peoples and the liabilities to which the transferred assets are subject.

        Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Merger, or of any transactions related to the Merger, or contemplated by the Merger Agreement. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.

Very truly yours,

BRUNINI, GRANTHAM, GROWER & HEWES, PLLC



Louis G. Fuller